50 3/3/03

03002474

UF 2-28-03

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28866

SEC RECEIVED PROCESSING FEB 27 2003 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wien + Malkin Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 EAST 42 STREET
(No. and Street)

NEW YORK (City) NY (State) 10165-0015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK LABELL 212-850-2677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEIPZIGER & BRESKIN LLP
(Name – *if individual, state last, first, middle name*)

6 EAST 43 STREET (Address) NEW YORK (City) NY (State) 10017-4696 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 10 2003

OATH OR AFFIRMATION

I, MARK LABELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WIEN & MALKIN SECURITIES CORP, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE PRESIDENT

Title

Notary Public

MARIA GIOE
Notary Public, State of New York
No. 01GI4798576
Qualified in Suffolk County
Term Expires August 31, 20 26

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEIPZIGER & BRESKIN LLP

CERTIFIED PUBLIC ACCOUNTANTS

6 EAST 43RD STREET, NEW YORK, N.Y. 10017-4696

TEL: (212) 682-4470 • FAX: (212) 286-9469

STEVEN J. BERGERSON, C.P.A.
ROBERT I. FELDMAN, C.P.A.
ARTHUR F. LEIPZIGER, C.P.A.
IRWIN A. ZAMORE, C.P.A.
ROBERT L. GOLDSTEIN, C.P.A.
JAY T. KAPLAN, C.P.A.
HOWARD K. WARSHAW, C.P.A.

January 17, 2003

To: The Stockholders Of Wien & Malkin Securities Corp.

We have audited the balance sheet of Wien & Malkin Securities Corp. (a New York S corporation) as of December 31, 2002 and the related Statements of operations, changes in stockholders' equity and cash flows for the year then ended. Our audit did not disclose any material inadequacies in the system of internal control of Wien & Malkin Securities Corp. since the date of our last audit.

Very truly yours,

Leipziger & Breskin LLP

Leipziger & Breskin LLP

WIEN & MALKIN SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

LEIPZIGER & BRESKIN LLP

CERTIFIED PUBLIC ACCOUNTANTS

6 EAST 43RD STREET, NEW YORK, N.Y. 10017-4696

TEL: (212) 682-4470 · FAX: (212) 286-9469

INDEPENDENT AUDITORS' REPORT

January 17, 2003

TO THE STOCKHOLDERS OF
WIEN & MALKIN SECURITIES CORP.

We have audited the accompanying balance sheet of Wien & Malkin Securities Corp. (a New York S corporation) as of December 31, 2002 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wien & Malkin Securities Corp. at December 31, 2002 and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LEIPZIGER & BRESKIN LLP

WIEN & MALKIN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Cash	$ 52,926	
Subscription for warrants	136,080	
Furniture and improvements (at cost, less accumulated depreciation of $17,728)	10,980	
TOTAL ASSETS		$ 199,986

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued expenses and taxes		$ 30,706
Stockholders' equity:		
Common stock - $.01 par value, authorized 1,500 shares; issued 1,275 shares; outstanding 744 shares	13	
Retained earnings	188,201	
		188,214
Less, treasury stock (at cost)		(18,934)
Total stockholders' equity		169,280
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 199,986

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Income:		
Syndication fees	$ 673,436	
Interest and dividend income	2,199	
Miscellaneous Income	406	
Total		$ 676,041
Expenses:		
Legal and consulting fees	$ 25,743	
Wages and employee related costs	279,485	
Regulatory fees	7,898	
Accounting fees	2,375	
Taxes	22,130	
Promotion and marketing	100,771	
Rent and utilities	25,489	
Office expense	23,207	
Depreciation and amortization	3,362	
Total expenses		490,460
NET INCOME		$ 185,581
INCOME PER SHARE		$ 249.44
AVERAGE SHARES OUTSTANDING		744

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	TOTAL STOCKHOLDERS' EQUITY	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK
BALANCE, JANUARY, 2002	$ 233,699	$ 13	$ 148,421	$ 104,199	$ (18,934)
Net income for the year ended December 31, 2002	185,581	-	-	185,581	-
Shareholders' distributions	(250,000)	-	(148,421)	(101,579)	-
BALANCE, DECEMBER 31, 2002	$ 169,280	$ 13	$ -	$ 188,201	$ (18,934)

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 185,581	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,362	
Increase in accrued expenses and taxes	5,400	
Net cash provided by operating activities		$ 194,343
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' distributions		(250,000)
NET DECREASE IN CASH		(55,657)
CASH, JANURARY 1, 2002		108,583
CASH, DECEMBER 31, 2002		$ 52,926

See independent auditors' report and notes to financial statements.

WIEN & MALKIN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - NATURE OF BUSINESS

Wien & Malkin Securities Corp. (the Corporation) is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Federal income taxes have not been provided because the shareholders have elected to have the corporation treated as a S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. State and local income taxes have been provided for.

NOTE 3 - RELATED PARTY TRANSACTIONS

Peter L. and Anthony E. Malkin are the sole shareholders of the Corporation owning, respectively, 85% and 15% of the outstanding shares.

Peter L. Malkin is a partner in Wien & Malkin LLP which provides or obtains services for the Corporation. The Corporation incurred fees and disbursements to Wien & Malkin LLP for the year ended December 31, 2002 in the amount of $25,743.

Anthony E. Malkin is the Senior Director, Supervisory Services, of Wien & Malkin LLP.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Corporation maintains cash balances in bank accounts and a money market account. The bank account is insured by the Federal Deposit Insurance Corporation up to $100,000, and at December 31, 2002 is fully insured. The money market account is not insured.

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NOTE 5 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Corporation had net capital of $169,280, which was $167,233 in excess of its required net capital of $2,047. The Corporation's ratio of aggregate indebtedness to net capital was 0.18 to 1.

NOTE 6 - SUBSCRIPTION FOR WARRANTS

In December 2000 the Corporation subscribed to warrants to purchase a maximum of 38,880 shares of common stock of The National Association of Securities Dealers, Inc. The cost of the warrants was $136,080. The warrants are exercisable as follows:

TRANCHE	MAXIMUM NUMBER OF SHARE OF COMMON STOCK SUBJECT TO EXERCISE	EXERCISABLE ON OR AFTER 9:00 A.M. NEW YORK CITY TIME ON	VOID AFTER 5:00 P.M. NEW YORK CITY TIME ON	EXERCISE PRICE PER SHARE OF COMMON STOCK
TRANCHE 1	9,720	JUNE 28, 2002	JUNE 27, 2003	$13.00
TRANCHE 2	9,720	JUNE 30, 2003	JUNE 25, 2004	$14.00
TRANCHE 3	9,720	JUNE 28, 2004	JUNE 27, 2005	$15.00
TRANCHE 4	9,720	JUNE 28, 2005	JUNE 27, 2006	$16.00

If the Corporation exercises all of the warrants, the cost of the 38,880 shares (exclusive of the cost of the warrants) will be $563,760.

The warrants were issued in January 2001.

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WIEN & MALKIN SECURITIES CORP.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net capital	$ 169,280
Aggregate indebtedness	$ 30,706

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,047
Minimum dollar requirement	5,000
Net capital requirement @ 1500% (SEC)	2,047
Net capital requirement @ 1000% (NASD)	3,071
Excess of net capital @1500% (SEC)	167,233
Excess of net capital @ 1000% (NASD)	166,209

No material difference exists between the Company's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2002.